Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

October 1, 2010

BY EDGAR AND FEDEX

Mr. Jay Williamson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	Vera Bradley, Inc.
Registration Statement on Form S-1 filed as of July 1, 2010
Amendment No. 1 filed as of August 13, 2010
Amendment No. 2 filed as of September 7, 2010
Amendment No. 3 filed as of September 24, 2010
Amendment No. 4 filed as of October 4, 2010
File No. 333-167934

Dear Mr. Williamson:

On behalf of Vera Bradley, Inc. (the “Company”), enclosed for your review is Amendment No. 4 to the Company’s Registration Statement on Form S-1 (Registration No. 333-167934) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) as of July 1, 2010, amended by Amendment No. 1 to the Registration Statement filed with the Commission as of August 13, 2010, amended by Amendment No. 2 to the Registration Statement filed with the Commission as of September 7, 2010, and further amended by Amendment No. 3 to the Registration Statement filed with the Commission as of September 24, 2010. An electronic version of Amendment No. 4 concurrently has been filed with the Commission through its EDGAR system. The enclosed copy of Amendment No. 4 has been marked to reflect changes made to Amendment No. 3 to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff contained in the Staff’s letter to the Company, dated October 1, 2010, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Mr. Jay Williamson

October 1, 2010

Form S-1, filed September 24, 2010

Certain Relationships and Related Party Transactions, page 76

Comment No. 1

We note the disclosure on page 78 regarding the September 17, 2010 Stock Purchase and Sale Agreement which automatically terminates upon the completion of the offering and the three shareholder agreements which will terminate. Please file this agreement.

Response:

The Company respectfully submits that because all of the shareholder agreements, including the Stock Purchase and Sale Agreement dated September 17, 2010, will terminate on or prior to the completion of the offering, the Company does not believe that any of these agreements are required to be filed under Item 601 of Regulation S-K. At the time of effectiveness of the Registration Statement, none of these shareholder agreements will define the rights of holders of the equity securities being registered (Item 601(4)), will be an effective voting trust agreement (Item 601(9)), or will be material to the Company (Item 601(10)). Further, because the shareholder agreements will have no effect following the completion of the offering, the Company does not believe that they will be material or relevant to investors. In the event that any of the shareholder agreements will survive the completion of the offering, the Company will promptly file such shareholder agreement.

Vera Bradley, Inc. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-28

Comment No. 2

We note that the audit report does not appear to meet the requirements of PCAOB Auditing Standard No. 1. Specifically, the audit was not conducted in accordance with the standards of the PCAOB. Please revise to provide a compliant audit report or tell us why such a report is not required.

Response:

The Company has provided a revised audit report that complies with the requirements of PCAOB Auditing Standard No. 1.

**********

Mr. Jay Williamson

October 1, 2010

If you have any questions regarding any of the responses in this letter or Amendment No. 4, please call me at (312) 558-6061 or, in my absence, Steven J. Gavin at (312) 558-5979.

Respectfully submitted,

/s/ Arlene K. Lim
Arlene K. Lim

Enclosures

cc:	Pam Howell
Raj Rajan
Brian Bhandari
Patrick Daugherty (Foley & Lardner LLP)